Mail Stop 4561

								November 4, 2005


Dale L. Chadderdon
Executive Vice President and Chief Financial Officer
United Bancorp, Inc.
205 E. Chicago Boulevard
Tecumseh, MI
49286

Re:	United Bancorp, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 000-16640

Dear Mr. Chadderdon:

	We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,



      Kevin W. Vaughn
Accounting Branch Chief